PROSPECTUS SUPPLEMENT NO. 4 (to Prospectus dated March 21, 2013)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-186573

MRI Interventions, Inc.

13,502,526 Shares of Common Stock

This prospectus supplement relates to the prospectus dated March 21, 2013, as previously supplemented by prospectus supplement no. 1 dated May 10, 2013, prospectus supplement no. 2 dated August 14, 2013 and prospectus supplement no. 3 dated August 19, 2013, which permits the resale of up to 9,001,684 outstanding shares of our common stock, and 4,500,842 shares of our common stock issuable upon the exercise of outstanding warrants, by the selling securityholders identified in the prospectus, as amended and supplemented from time to time. We will pay the expenses of registering the shares, but we are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive the exercise price of the warrants if and when the warrants are exercised for cash by the securityholders.

This prospectus supplement is being filed to update, amend, and supplement the information previously included in the prospectus with the information contained in our Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on August 19, 2013 (the “10-Q/A”). Accordingly, we have attached the 10-Q/A to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Our common stock is traded in the over-the-counter market and is quoted on OTC Markets and the OTC Bulletin Board under the symbol MRIC. On August 16, 2013, the last reported sale price of our common stock was $1.27 per share.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.  Investing in our common stock involves risk. See “Risk Factors” beginning on page 7 of the prospectus, as amended and supplemented by the “Risk Factors” beginning on page 24 of the Quarterly Report on Form 10-Q attached to prospectus supplement no. 2 that was filed with the Securities and Exchange Commission on August 14, 2013, to read about factors you should consider before buying shares of our common stock.

—————————

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 19, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q/A

Amendment No. 1

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________

Commission file number: 000-54575

MRI Interventions, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	58-2394628
(State or Other Jurisdiction	(IRS Employer
of Incorporation or Organization)	Identification Number)

One Commerce Square, Suite 2550
Memphis, Tennessee	38103
(Address of Principal Executive Offices)	(Zip Code)

(901) 522-9300
(Registrant's Telephone Number, Including Area Code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.)

☒Yes ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller Reporting Company ☒

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒No

As of May 3, 2013, there were 57,320,447 shares of common stock outstanding.

EXPLANATORY NOTE

Subsequent to filing its Quarterly Report on Form 10-Q for the period ended March 31, 2013 (the “Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, MRI Interventions, Inc. (the “Company”) determined that it should have used derivative liability accounting to account for the fair value of the warrants issued by the Company in its July 2012 equity private placement (the “July 2012 PIPE Financing”) in recording the net proceeds received from that transaction, due to the anti-dilution provision associated with the exercise price of the warrants. The Company previously recorded all of the net proceeds from the July 2012 PIPE Financing as equity.

In accounting for the Company’s January 2013 equity private placement (the “January 2013 Financing”), the Company applied derivative liability accounting for the warrants issued in that transaction. However, the Company only considered the net cash settlement feature which gives the warrant holder the right to net cash settlement in the event certain transactions occur. The Company has determined that it should have considered other scenarios that do not result in application of the net cash settlement feature, in accordance with standards for derivative liability accounting.

As a result, to correct those non-cash accounting errors, the Company is filing this Amendment No. 1 to the Form 10-Q (“Amendment No. 1”) for the purpose of restating its condensed financial statements for the three months ended March 31, 2013 included in Part I, “Item 1. Financial Statements.” See Note 6 to the condensed financial statements included in this Amendment No. 1 for further information relating to the restatements. Conforming changes have been made to Part I, “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, Part I, “Item 4. Controls and Procedures” has been revised to reflect management’s re-evaluation of the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2013. Part II, “Item 6. Exhibits” has been amended to include new certifications, as reflected in Exhibits 31.1, 31.2 and 32.

Items 1, 2 and 4 of Part I and Item 6 of Part II of the Form 10-Q are the only portions of the Form 10-Q being amended and restated by this Amendment No. 1. The Company has not modified or updated disclosures presented in the Form 10-Q, except to reflect the effects of the restatements. This Amendment No. 1 does not reflect events occurring after the original filing date of the Form 10-Q on May 10, 2013, and does not modify or update those disclosures affected by subsequent events, except as specifically referenced herein with respect to the restatements. Information not affected by the restatements is unchanged and reflects the disclosures made at the time of the original filing of the Form 10-Q. Accordingly, this Amendment No. 1 should be read in conjunction with the Form 10-Q and the Company’s filings with the SEC subsequent to the filing of the Form 10-Q on May 10, 2013.

PART I – FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

MRI INTERVENTIONS, INC.

Condensed Balance Sheets

 (Unaudited)

	March 31, 2013	December 31, 2012
	(restated)
ASSETS
Current Assets:
Cash and cash equivalents	$9,198,267	$1,620,005
Accounts receivable	384,045	445,432
Inventory	1,061,640	899,702
Prepaid expenses and other current assets	40,471	110,873
Total current assets	10,684,423	3,076,012
Property and equipment, net	1,249,359	1,287,115
Software license inventory	1,067,500	1,137,500
Other assets	22,400	51,119
Total assets	$13,023,682	$5,551,746
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$1,863,820	$1,961,195
Accrued compensation	306,405	278,124
Other accrued liabilities	348,124	1,177,142
Derivative liabilities	3,810,638	2,129,091
Related party deferred license revenue	-	650,000
Deferred product revenue	-	112,725
Total current liabilities	6,328,987	6,308,277

Other accrued liabilities	273,683	574,722
Related party convertible notes payable	4,338,601	4,338,601
Note payable, net of unamortized discount of $538,786 and $0 at March 31, 2013 and December 31, 2012, respectively	3,750,659	2,000,000
Junior secured notes payable, net of unamortized discounts of $2,797,114 and $2,804,451 at March 31, 2013 and December 31, 2012, respectively	202,886	195,549
Total liabilities	14,894,816	13,417,149
Commitments and contingencies (Note 5)	-	-
Stockholders' deficit:
Common stock, $.01 par value; 100,000,000 shares authorized; 57,646,277 and 57,320,447 shares issued and outstanding, respectively, at March 31, 2013; and 48,418,830 and 48,093,000 shares issued and outstanding, respectively, at December 31, 2012	576,462	484,187
Additional paid-in capital	65,721,714	58,995,972
Treasury stock, at cost, 325,830 common shares	(1,679,234)	(1,679,234)
Accumulated deficit	(66,490,076)	(65,666,328)
Total stockholders' deficit	(1,871,134)	(7,865,403)
Total liabilities and stockholders' deficit	$13,023,682	$5,551,746

See accompanying notes.

MRI INTERVENTIONS, INC.

Condensed Statements of Operations

 (Unaudited)

	Three Months Ended March 31,
	2013	2012
	(restated)
Revenues:
Related party license revenues	$650,000	$650,000
Service revenues	153,946	108,330
Product revenues	460,253	221,669
Total revenues	1,264,199	979,999
Costs and operating expenses:
Cost of product revenues	226,331	101,669
Research and development costs	771,453	689,669
Selling, general, and administrative	1,633,447	1,340,103
Total costs and operating expenses	2,631,231	2,131,441
Operating loss	(1,367,032)	(1,151,442)
Other income (expense):
Gain on change in fair value of derivative liabilities	1,623,698	-
Loss on note payable modification	(1,356,177)	-
Other income, net	374,333	1,170
Interest income	7,119	1,619
Interest expense	(105,689)	(2,325,736)
Net loss	$(823,748)	$(3,474,389)
Net loss per share attributable to common stockholders:
Basic and diluted	$(0.02)	$(0.14)
Weighted average shares outstanding:
Basic and diluted	54,860,923	25,187,547

See accompanying notes.

MRI INTERVENTIONS, INC.

Condensed Statement of Stockholders’ Deficit

Three Months Ended March 31, 2013

 (Unaudited)

	Common Stock		Additional Paid-in	Treasury	Accumulated
	Shares	Amount	Capital	Stock	Deficit	Total
Balances, January 1, 2013	48,093,000	$484,187	$58,995,972	$(1,679,234)	$(65,666,328)	$(7,865,403)
January 2013 Private Placement (restated, see Note 6)	9,201,684	92,017	6,407,533	-	-	6,499,550
Employee share-based compensation	-	-	318,467	-	-	318,467
Net settlement warrant exercises	25,763	258	(258)	-	-	-
Net loss for the three months ended March 31, 2013 (restated, see Note 6)	-	-	-	-	(823,748)	(823,748)
Balances, March 31, 2013	57,320,447	$576,462	$65,721,714	$(1,679,234)	$(66,490,076)	$(1,871,134)

See accompanying notes.

MRI INTERVENTIONS, INC.

Condensed Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
	2013	2012
	(restated)
Cash flows from operating activities:
Net loss	$(823,748)	$(3,474,389)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and license amortization	114,569	98,633
Share-based compensation	318,467	229,855
Gain on change in fair value of derivative liabilities	(1,623,698)	-
Loss on loan modification	1,356,177	-
Amortization and write-off of debt issuance costs and original issue discounts	12,375	2,058,746
Increase (decrease) in cash resulting from changes in:
Accounts receivable	61,387	242,950
Inventory	(156,265)	(20,596)
Prepaid expenses and other current assets	47,639	(37,155)
Other assets	22,763	1,101
Accounts payable and accrued expenses	(809,707)	(333,165)
Deferred revenue	(762,725)	(650,000)
Net cash flows from operating activities	(2,242,766)	(1,884,020)
Cash flows from investing activities:
Purchases of property and equipment	(7,986)	(4,521)
Net cash flows from investing activities	(7,986)	(4,521)
Cash flows from financing activities:
Net proceeds from private placement, net of issuance costs	9,829,014	-
Proceeds from issuance of convertible notes payable, net of issuance costs	-	3,424,950
Net cash flows from financing activities	9,829,014	3,424,950
Net change in cash and cash equivalents	7,578,262	1,536,409
Cash and cash equivalents, beginning of period	1,620,005	145,478
Cash and cash equivalents, end of period	$9,198,267	$1,681,887

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for:
Income taxes	$-	$-
Interest	$5,457	$-

See accompanying notes.

MRI INTERVENTIONS, INC.

Condensed Statements of Cash Flows

(Unaudited)

NON-CASH INVESTING AND FINANCING TRANSACTIONS:

●	In February 2012, the terms of related party notes payable were modified and accrued interest of $838,601 was added to the principal balances of the original notes.

●

Upon the effectiveness of the Company’s Form 10 registration statement in February 2012, the principal balance of convertible notes payable totaling $10,811,500 and the related accrued interest of $974,311 were converted into shares of the Company’s common stock.  In addition, unamortized debt discounts totaling $405,602 at the conversion date related to the relative fair value of warrants issued in connection with the issuance of the convertible notes (originally accounted for as equity) were offset against additional paid-in capital.

●

In February 2012, warrants with a fair value of $237,299 (recorded as deferred financing costs and additional paid-in capital) were issued to the placement agent and its sub-placement agents in connection with the Company’s sale of units consisting of secured convertible notes and common stock warrants.

●

In January and February 2012, both the $383,204 relative fair value of warrants and the $383,204 intrinsic value of the beneficial conversion feature associated with notes issued by the Company in an offering of units were recorded as additional paid-in capital and a discount to the convertible notes payable.

●

ClearPoint reusable components were transferred from inventory to loaned systems, which is a component of property and equipment, with costs of $64,327 and $29,626 during the three months ended March 31, 2013 and 2012, respectively.

●

In March 2013, the Company entered into a loan modification in which accrued interest of $389,444 was added to the principal balance of a note payable and the principal balance of the note payable was also increased by an additional $1,900,000 (see Note 4).

●	In recording the January 2013 private placement transaction, deferred financing costs of $24,219 were netted against the proceeds recorded to additional paid-in capital.

See accompanying notes.

MRI INTERVENTIONS, INC.

Notes to Condensed Financial Statements

 (Unaudited)

1.    Description of the Business and Liquidity

MRI Interventions, Inc. (the “Company”) is a medical device company focused on the development and commercialization of technology that enables physicians to see inside the brain and heart using direct, intra-procedural magnetic resonance imaging (“MRI”), guidance while performing minimally invasive surgical procedures. The Company was incorporated in the State of Delaware on March 12, 1998.

The Company’s ClearPoint system, an integrated system comprised of reusable components and disposable products, is designed to allow minimally invasive procedures in the brain to be performed in an MRI suite. In 2010, the Company received 510(k) clearance from the Food and Drug Administration (“FDA”) to market the ClearPoint system in the United States for general neurological interventional procedures. The Company’s ClearTrace system is a product candidate under development that is designed to allow catheter-based minimally invasive procedures in the heart to be performed in an MRI suite. The Company has also entered into exclusive licensing and development agreements with affiliates of Boston Scientific Corporation (“BSC”), pursuant to which BSC may incorporate certain of the Company’s MRI-safety technologies into BSC’s implantable leads for cardiac and neurological applications.

Liquidity and Management’s Plans

For the three months ended March 31, 2013 and for the year ended December 31, 2012, the Company incurred net losses of $823,748 and $5,877,718, respectively, and the cumulative net loss since the Company’s inception through March 31, 2013 was $66,490,076. The Company expects such losses to continue through at least the year ended December 31, 2013 as it continues to commercialize its ClearPoint system and pursue research and development activities. Net cash used in operations was $2,242,766 and $7,433,816, for the three months ended March 31, 2013 and for the year ended December 31, 2012, respectively. Since inception, the Company has financed its activities principally from the sale of equity securities, the issuance of convertible notes and license arrangements.

The Company’s primary financing activities during the three months ended March 31, 2013 and the year ended December 31, 2012 were:

●	the January 2013 equity private placement (see Note 5), which resulted in net proceeds of $9,829,014;

●	the July 2012 equity private placement (the “July 2012 Financing Transaction”), which resulted in net proceeds of $5,516,495;

●	the unit offering the Company completed in February 2012, which resulted in net proceeds of $4,946,560, $3,424,950 of which were received in 2012 and $1,521,610 of which were received in 2011.

While the Company expects to continue to use cash in operations, the Company believes its existing cash and cash equivalents at March 31, 2013 of $9,198,267, combined with cash generated from product and service revenues, will be sufficient to meet the Company’s anticipated cash requirements through at least March 2014. During the remainder of 2013, the Company plans to increase its spending on sales and marketing activities as it completes the commercial rollout of its ClearPoint system, from which the Company expects to increase ClearPoint system product revenues. Certain planned expenditures are discretionary and could be deferred if the Company is required to do so to fund critical operations. The sale of additional equity or convertible debt securities will likely result in dilution to the Company’s current stockholders. To the extent the Company’s available cash and cash equivalents are insufficient to satisfy its long-term operating requirements, the Company will need to seek additional sources of funds, from the sale of additional equity, debt or other securities or through a credit facility, or modify its current business plan. There can be no assurances that the Company will be able to obtain additional financing on commercially reasonable terms if at all.

2.    Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

In the opinion of management, the accompanying unaudited condensed financial statements (“condensed financial statements”) have been prepared on a basis consistent with the Company’s December 31, 2012 audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary to fairly state the information set forth therein. The condensed financial statements have been prepared in accordance with Securities and Exchange Commission (“SEC”) rules for interim financial information, and, therefore, omit certain information and footnote disclosure necessary to present the statements in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The accompanying condensed balance sheet as of December 31, 2012 has been derived from the audited financial statements at that date, but does not include all information and footnotes required by GAAP for complete financial statements. The results of operations for the three month period ended March 31, 2013 may not be indicative of the results to be expected for the entire year or any future periods.

MRI INTERVENTIONS, INC.

Notes to Condensed Financial Statements

 (Unaudited)

Fair Value Measurements

Carrying amounts of the Company’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short maturities.

The table below reflects the carrying values and the estimated fair values of the Company’s outstanding notes payable at March 31, 2013:

	Carrying Value	Estimated Fair Value
Related party BSC convertible notes payable	$4,338,601	$3,723,635
Note payable (see Note 4)	3,750,659	3,750,659
Junior secured notes payable	202,886	1,968,078

The difference between the carrying value of the related party BSC convertible notes payable, which is equal to the face value due to troubled debt restructuring accounting, and the estimated fair value is attributable to the fact that no interest is charged per the terms of the convertible notes payable, which is below market. The difference between the carrying value and the fair value of the junior secured notes payable relates primarily to an unamortized debt discount. This discount resulted from the relative fair value assigned to the junior secured notes payable at the time of issuance, as the notes were issued in connection with a unit offering, with the units consisting of a note payable and shares of the Company’s common stock.

The Company measures certain financial assets and liabilities at fair value on a recurring basis. GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (“Level 1”), the next priority is given to quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability (“Level 2”), and the lowest priority to unobservable inputs (“Level 3”). See Note 5 for fair value information related to the Company’s derivative liabilities, which are the only assets or liabilities carried at fair value by the Company on a recurring basis at March 31, 2013.  The table below reflects the level of the inputs used in the Company’s fair value calculation for instruments carried at fair value.

	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Derivative liability - warrants	$-	$-	$3,810,638	$3,810,638
Derivative liability - conversion option	-	-	-	-

MRI INTERVENTIONS, INC.

Notes to Condensed Financial Statements

 (Unaudited)

Derivative Liability for Warrants to Purchase Common Stock

The derivative liability for warrants represents the fair value of warrants issued in connection with private placements of shares of the Company’s common stock (see Note 5). The warrants are presented as liabilities based on certain exercise price reduction and net cash settlement provisions. The liability, which is recorded at fair value on the balance sheet, is calculated using the Monte Carlo simulation valuation method. The change in fair value of these warrants is recognized as other income or expense in the statement of operations.

Inventory

Inventory is carried at the lower of cost (first-in, first-out method) or net realizable value. All items included in inventory relate to the Company’s ClearPoint system. Software license inventory that is not expected to be utilized within the next twelve months is classified as a non-current asset.  The Company periodically reviews its inventory for obsolete items and provides a reserve upon identification of potential obsolete items.

Revenue Recognition

The Company’s revenues arise from: (1) the sale of ClearPoint system reusable components, including associated installation services; (2) sales of ClearPoint disposable products; and (3) license and development arrangements. The Company recognizes revenue, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605-10-S99, “Revenue Recognition,” when persuasive evidence of an arrangement exists, the selling price or fee is fixed or determinable, collection is probable and risk of loss has transferred to the customer. For all sales, the Company requires either a purchase agreement or a purchase order as evidence of an arrangement.

(1)      Sale of ClearPoint system reusable components – Generally, revenues related to ClearPoint system sales are recognized upon installation of the system and the completion of training of at least one of the customer’s physicians, which typically occurs concurrently with the ClearPoint system installation. ClearPoint system reusable components include software. This software is integral to the utility of the ClearPoint system as a whole, and as such, the provisions of FASB ASC 985-605, “Software Revenue Recognition,” are not applicable. Sales of reusable components that have stand-alone value to the customer are recognized when risk of loss passes to the customer. Sales of reusable components to a distributor that has been trained to perform ClearPoint system installations are recognized at the time risk of loss passes to the distributor.

(2)       Sales of ClearPoint disposable products – Revenues from the sale of ClearPoint disposable products utilized in procedures performed using the ClearPoint system are recognized at the time risk of loss passes, which is generally at shipping point or upon delivery to the customer’s location, depending upon the specific terms agreed upon with each customer.

(3)      License and development arrangements - The Company analyzes revenue recognition on an agreement by agreement basis as discussed below.

●

Related Party Revenue Recognition under BSC Cardiac Agreement – The Company analyzed whether the deliverables under the arrangement represent separate units of accounting as defined by GAAP. Application of GAAP regarding Multiple-Element Arrangements requires management to make subjective judgments about the values of the individual elements and whether delivered elements are separable from the other aspects of the contractual relationship. The Company determined it did not and does not have clear and objective evidence of fair value of the various elements of the agreement and, therefore, under these standards, the deliverables were treated as one unit of accounting.

The Company defers recognition of non-refundable upfront license fees if there are continuing performance obligations without which the technology, know-how, rights, products or services conveyed in conjunction with the non-refundable fees have no utility to the licensee that could be considered separate and independent of the Company’s performance under other elements of the arrangement. Since the Company had continuing involvement through research and development services that were required because the Company’s know-how and expertise related to the technology were proprietary, such upfront fees were deferred and recognized over the estimated period of continuing involvement on a straight-line basis. The Company recognized $650,000 in related party license fee revenue during the three months ended March 31, 2013 and 2012, and there were no remaining amounts recorded as deferred related party license revenue at March 31, 2013 as the Company’s period of continuing involvement ended.

Amounts to be received related to substantive, performance-based milestones in research and development arrangements under the agreement will be recognized upon receipt. Future product royalty income related to the agreement will be recognized as the related products are sold and amounts are payable to the Company.

MRI INTERVENTIONS, INC.

Notes to Condensed Financial Statements

 (Unaudited)

●

Service Revenues – In 2011, the Company entered into an agreement to provide development services to a third party. Under this agreement, the Company earns revenue equal to costs incurred for outside expenses related to the development services provided, plus actual direct internal labor costs (including the cost of employee benefits), plus an overhead markup of the direct internal labor costs incurred. Revenue is recognized in the period in which the Company incurs the related costs. During the three months ended March 31, 2013 and 2012, the Company recorded service revenues of approximately $154,000 and $98,000, respectively, related to this agreement. From time to time, the Company may also perform development services for other third parties evidenced by either a development agreement or a purchase order. During the three months ended March 31, 2012, the Company recorded revenues totaling $10,000 for such services.

Net Loss Per Share

The Company calculates net loss per share in accordance with FASB ASC 260, “Earnings per Share.” Basic earnings per share (“EPS”) is calculated by dividing the net income or loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, without giving consideration to common stock equivalents. Diluted EPS is computed by dividing the net income or loss attributable to common stockholders by the weighted average number of common shares outstanding for the period plus the weighted average number of dilutive common stock equivalents outstanding for the period determined using the treasury stock method when net income is reported. For all periods presented, since such periods resulted in net losses, diluted net loss per share is the same as basic net loss per share. The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

	As of March 31,
	2013	2012
Stock options	6,442,127	3,503,811
Warrants	13,313,678	4,776,982
Shares under convertible note agreements	542,325	3,662,037
	20,298,130	11,942,830

New Accounting Pronouncements

In February 2013, the FASB issued guidance that requires an entity to disclose information showing the effect of items reclassified from accumulated other comprehensive income on the line items of net income. The provisions of this new guidance were effective prospectively as of the beginning of the Company’s 2013 fiscal year. The adoption of this standard update is not expected to have an impact on the Company’s financial statements.

3.    Inventory

Inventory consists of the following as of:

	March 31, 2013	December 31, 2012
Work in process	$543,945	$494,290
Software license inventory	379,500	344,500
Finished goods	138,195	60,912
Inventory included in current assets	1,061,640	899,702
Software license inventory	1,067,500	1,137,500
	$2,129,140	$2,037,202

MRI INTERVENTIONS, INC.

Notes to Condensed Financial Statements

 (Unaudited)

4.    Note Payable Modification

In April 2011, the Company issued a $2,000,000 subordinated secured convertible note (“April 2011 Note”) to a medical device co-development partner (“Strategic Partner”). Upon issuance, the April 2011 Note was scheduled to mature in April 2016, unless earlier converted, and it accrued interest at the rate of 10% per year. The April 2011 Note was amended in February 2012, among other things, to provide the Strategic Partner the option to convert the April 2011 Note into shares of the Company’s common stock at a conversion price of $0.60 per share at any time on or before February 23, 2013.

On February 21, 2013, the Strategic Partner delivered notice to the Company of its election to convert the April 2011 Note into shares of the Company’s common stock at the conversion price of $0.60 per share. However, prior to the issuance of those conversion shares, on March 6, 2013, the Company and the Strategic Partner entered into a loan modification.  As a result of that loan modification, the Strategic Partner revoked its election to convert the April 2011 Note into shares of common stock. Under the loan modification, the Company issued an amended and restated subordinated secured convertible note to the Strategic Partner (the “Amended and Restated Note”) which amended the April 2011 Note (i) to remove the equity conversion feature, such that the Amended and Restated Note is not convertible into any shares of the Company’s capital stock, (ii) to reduce the interest rate, beginning March 6, 2013, from 10% per year to 5.5% per year, (iii) to ease certain restrictive loan covenants, and (iv) to reflect a new note principal balance of $4,289,444, which represents the sum of (A) the original principal balance of the April 2011 Note in the amount of $2,000,000, plus (B) interest accrued under the April 2011 Note through March 6, 2013 in the amount of $389,444, plus (C) $1,900,000. The Amended and Restated Note completely replaced and superseded the April 2011 Note.  The Amended and Restated Note matures in April 2016, and principal and accrued interest under the Amended and Restated Note is payable in a single installment upon maturity.  Like the April 2011 Note, the Amended and Restated Note is secured by a security interest in the assets of the Company, which security interest is junior and subordinate to the security interest that secures the notes issued by the Company to BSC.

The Company has applied guidance in FASB ASC 470-50, “Debt Modifications and Extinguishments,” which requires calculating the fair value of the Amended and Restated Note, as of the loan modification date, based on the amended terms. At the time of the loan modification, the fair value of the Amended and Restated Note, with its principal balance of $4,289,444, was $3,745,621.  The difference between the fair value of the Amended and Restated Note immediately following the loan modification and the carrying value of the April 2011 Note and related accrued interest immediately prior to the loan modification resulted in a charge to other expense of $1,356,177 in the statement of operations during the three months ended March 31, 2013.  The $543,823 difference between the principal amount of the Amended and Restated Note and the fair value of the Amended and Restated Note on the date of the loan modification was recorded as a debt discount and will be amortized to interest expense using the effective interest method over the term of the Amended and Restated Note.

5.    Stockholders’ Equity

January 2013 Private Placement

In January 2013, the Company entered into a securities purchase agreement for the private placement of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock, at a purchase price of $1.20 per unit (the “January Financing Transaction”). Each unit consisted of one share of common stock and a warrant to purchase one-half share of common stock.

In the January Financing Transaction, the Company sold to the investors 9,201,684 shares of common stock, together with warrants to purchase 4,600,842 shares of common stock, for aggregate gross proceeds of $11,042,021, before commissions and offering expenses. Non-employee directors of the Company invested a total of $402,000 in the January Financing Transaction. Each warrant is exercisable for five years from the date of issuance and has an exercise price of $1.75 per share, subject to adjustment from time to time for stock splits or combinations, stock dividends, stock distributions, recapitalizations and other similar transactions. In the event the Company issues shares of its common stock or common stock equivalents in a financing transaction after the January Financing Transaction at a price below the then prevailing warrant exercise price, the exercise price of the warrants will be adjusted downward (commonly referred to as a “down round” provision) to the price at which the Company issues the common stock or common stock equivalents.

MRI INTERVENTIONS, INC.

Notes to Condensed Financial Statements

 (Unaudited)

In addition, the warrants contain a net cash settlement feature which gives the warrant holder the right to net cash settlement in the event certain transactions occur. Pursuant to the net cash settlement provision of the warrants, if such a transaction occurs the warrant holder will be entitled to a value calculated under the Black-Scholes valuation model using (i) an expected volatility equal to the greater of 100% and the 100-day volatility obtained from the HVT function on Bloomberg, (ii) an expected term equal to the remaining term of the warrant, and (iii) an interest rate equal to the U.S. Treasury risk-free rate for the term of the lesser of the remaining term of the warrant or twenty-four months.

In connection with the January Financing Transaction, the Company entered into a registration rights agreement with the investors pursuant to which the Company filed a registration statement with the SEC covering the resale of the shares of common stock and the shares of common stock underlying the warrants issued in the financing. The Company must bear the costs, including legal and accounting fees, associated with the registration of those shares. If the Company fails to continuously maintain the effectiveness of the registration statement (with certain permitted exceptions), the Company will incur certain damages to the investors, up to a maximum amount of 12% of the investors’ investments in the January Financing Transaction, or approximately $1,300,000.

The Company’s placement agents earned commissions of $1,104,202 and the Company incurred other transaction costs of $133,024 related to the January Financing Transaction.

Common Stock Warrants Requiring Liability Accounting

Under guidance in ASC 815-40, “Contracts in Entity's Own Equity,” the net cash settlement and down round provisions contained in the warrants issued in the January Financing Transaction require derivative liability accounting treatment for the warrants. Likewise, under ASC 815-40, the down round provision contained in the warrants issued in the July 2012 Financing Transaction also requires derivative liability accounting treatment for the warrants. As of March 31, 2013 and December 31, 2012, the aggregate fair value of these warrants was $3,810,638 and $2,128,302, respectively. The fair value of these warrants was calculated using the Monte Carlo simulation valuation method.

Assumptions used in calculating the fair value of these warrants were as noted below (including assumptions used in calculating the transaction date fair value for the warrants issued in the January Financing Transaction):

	March 31, 2013			January Financing Transaction Date			December 31, 2012
Dividend yield		0%			0%		0%
Expected volatility	46.59%	-	100.00%	47.08%	-	100.00%	47.08%
Risk free interest rate	0.61%	-	0.75%		0.91%		0.65%
Expected remaining term (in years)	4.26	to	4.82		5		4.51

In addition to the assumptions above, the Company also takes into consideration whether or not the Company would participate in another round of equity financing and, if so, what that stock price would be for such a financing at that time. The Company also considers the probability of a qualifying adverse change of control event that would trigger the net cash settlement provision.

The change in the fair value of the warrants accounted for as derivative liabilities is reflected below:

Balance at January 1, 2013	$2,128,302
Fair value of warrants issued in January
Financing Transaction at transaction date	3,305,245
Decrease in fair value resulting in gain	(1,622,909)
Fair value at March 31, 2013	$3,810,638

Stock Options

In February 2012, the stockholders of the Company approved the creation of a new share-based incentive plan (the “2012 Plan”). Following stockholder approval of the 2012 Plan, no new grants under the Company’s prior stock plans were made. A total of 3,000,000 shares of the Company’s common stock are reserved for issuance under the 2012 Plan, of which awards as to 2,957,400 shares had been made as of March 31, 2013.  Thus, 42,600 shares remained available for award grants as of March 31, 2013 under the 2012 Plan.

MRI INTERVENTIONS, INC.

Notes to Condensed Financial Statements

 (Unaudited)

Activity under all of the Company’s equity compensation plans during the three months ended March 31, 2013 is summarized below:

	Shares	Weighted - Average Exercise Price
Outstanding at January 1, 2013	6,432,127	$1.58
Issued	10,000	1.45
Outstanding at March 31, 2013	6,442,127	$1.58

The estimated grant date fair values of options granted under the 2012 Plan during the three months ended March 31, 2013 were calculated using the Black-Scholes valuation model, based on the following assumptions:

Dividend yield	0%
Expected Volatility	45.41%
Risk free Interest rates	0.99%
Expected lives (years)	6.0

The Company records share-based compensation expense on a straight-line basis over the vesting period. Employee share-based compensation expense for the three months ended March 31, 2013 and 2012, was $318,467 and $229,855, respectively. As of March 31, 2013, there was unrecognized compensation expense of $1,639,708 related to outstanding stock options which is expected to be recognized over a weighted average period of approximately 1.6 years.

On March 5, 2013, the Company’s Board of Directors adopted a new share-based incentive plan (the “2013 Plan), subject to the approval of the Company’s stockholders.  A total of 1,250,000 shares are reserved for issuance under the 2013 Plan.

Warrants

Warrants have generally been issued for terms of up to five years. Common stock warrant activity for the three months ended March 31, 2013 is as follows:

	Shares	Weighted - Average Exercise Price
Outstanding at January 1, 2013	8,763,836	$0.95
Issued	4,600,842	1.75
Exercised	(51,000)	0.95
Outstanding at March 31, 2013	13,313,678	1.23

During the three months ended March 31, 2013, warrants were exercised on a net settlement basis which resulted in the Company withholding 25,237 shares out of the warrants exercised for 51,000 shares of the Company’s common stock.

MRI INTERVENTIONS, INC.

Notes to Condensed Financial Statements

(Unaudited)

6. Restatements

Subsequent to filing its Quarterly Report on Form 10-Q for the three months ended March 31, 2013 with the SEC on May 10, 2013, the Company determined that it should have used derivative liability accounting to account for the fair value of the warrants issued in the Company’s July 2012 Financing Transaction in recording the net proceeds received, due to the down round provision associated with the exercise price of the warrants. The Company previously recorded all of the net proceeds from the July 2012 Financing Transaction as equity. In addition, in accounting for the warrants issued in the January Financing Transaction, the Company did apply derivative liability accounting; however, the valuation model used to determine the fair value of the warrants only considered the net cash settlement feature which gives the warrant holder the right to net cash settlement in the event certain transactions occur. The Company also should have included other scenarios that do not result in application of the net cash settlement feature and should have considered the down round provision in determining the fair value of the warrants.

The Company has calculated the fair value of the warrants issued in both the July 2012 Financing Transaction and the January Financing Transaction as of the transaction date and for each relevant reporting period using the Monte Carlo simulation valuation method. The Company has restated its previously issued financial statements as of and for the three months ended March 31, 2013, to correct the non-cash errors related to derivative liability accounting for the warrants issued in the July 2012 Financing Transaction and the January Financing Transaction.

The impact of the restatements is reflected below for the periods indicated:

	As of March 31, 2013
	As previously reported	Adjustment	Restated
Balance sheet:
Total assets	$13,023,682	$-	$13,023,682

Current liabilities:
Derivative liabilities	$3,771,310	$39,328	$3,810,638
All other current liabilities	2,518,349	-	2,518,349
Total current liabilities	6,289,659	39,328	6,328,987
All other liabilities	8,565,829	-	8,565,829
Total liabilities	14,855,488	39,328	14,894,816
Additional paid-in capital	65,716,715	4,999	65,721,714
Accumulated deficit	(66,445,749)	(44,327)	(66,490,076)
Other stockholders' equity	(1,102,772)	-	(1,102,772)
Total deficit	(1,831,806)	(39,328)	(1,871,134)
Total liabilities and stockholders' deficit	$13,023,682	$-	$13,023,682

	Three Months Ended March 31, 2013
	As previously reported	Adjustment	Restated
Statement of operations:
Operating loss	$(1,367,032)	$-	$(1,367,032)
Gain (loss) on change in fair value of derivative liabilities	1,497,443	126,255	1,623,698
All other income (expense)	(1,080,414)	-	(1,080,414)
Net Loss	$(950,003)	$126,255	$(823,748)
Net loss per share (basic and diluted)	$(0.02)	$0.00	$(0.02)

Certain amounts in the related statements of cash flows have been corrected, but those changes did not impact the net cash provided from or used in operating, investing or financing activities.

ITEM 2.     MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the condensed financial statements and the notes thereto appearing in Part I, Item 1 of this Quarterly Report.

Overview

We are a medical device company that develops and commercializes innovative platforms for performing minimally invasive surgical procedures in the brain and heart under direct, intra-procedural magnetic resonance imaging, or MRI, guidance. We have two product platforms. Our ClearPoint system, which is in commercial use in the United States and Europe, is used to perform minimally invasive surgical procedures in the brain. We anticipate that the ClearTrace system, which is still in development, will be used to perform minimally invasive surgical procedures in the heart. Both systems utilize intra-procedural MRI to guide the procedures. Both systems are designed to work in a hospital’s existing MRI suite. We believe that our two product platforms, subject to appropriate regulatory clearance and approval, will deliver better patient outcomes, enhance revenue potential for both physicians and hospitals, and reduce costs to the healthcare system.

In 2010, we received regulatory clearance from the FDA to market our ClearPoint system in the United States for general neurological procedures. In 2011, we also obtained CE marking approval for the ClearPoint system, which enables us to sell the ClearPoint system in the European Union. Substantially all of our product revenues for 2012 and 2011 and the three months ended March 31, 2013 relate to sales of our ClearPoint system products. We do not have regulatory clearance or approval to sell our ClearTrace system, and, therefore, we have not generated revenues from sales of that product candidate. In 2008, we received licensing fees totaling $13.0 million from Boston Scientific for our MRI-safety technologies, which we used to finance our operations and internal growth. We have also financed our operations and internal growth through private placements of securities, borrowings and interest earned on the net proceeds from our private placements and the Boston Scientific licensing fees. Prior to 2008, we were a development stage enterprise. We have incurred significant losses since our inception in 1998 as we devoted substantial efforts to research and development. As of March 31, 2013, we had an accumulated deficit of $66.5 million. We expect to incur losses through at least December 31, 2013, and we may continue to incur losses thereafter, as we commercialize our ClearPoint system products, continue to develop our product candidates and expand our business generally.

Factors Which May Influence Future Results of Operations

The following is a description of factors which may influence our future results of operations, and which we believe are important to an understanding of our business and results of operations.

Revenues

In June 2010, we received 510(k) clearance from the FDA to market our ClearPoint system in the United States for general neurological procedures. Future revenues from sales of our ClearPoint system products are difficult to predict and may not be sufficient to offset our continuing research and development expenses and our increasing selling, general and administrative expenses. We cannot sell any of our product candidates until we receive regulatory clearance or approval.

The generation of recurring revenues through sales of our disposable components is an important part of our business model for our ClearPoint system. We first generated revenues through the sale of ClearPoint system disposable components in the third quarter of 2010. We anticipate that recurring revenues will constitute an increasing percentage of our total revenues as we leverage each new installation of our ClearPoint system to generate recurring sales of these disposable components.

Since inception, the most significant source of our revenues has been related to our collaborative agreements with Boston Scientific, principally from recognition of the $13.0 million of licensing fees, which we received in 2008. Revenues associated with these licensing fees were recognized on a straight-line basis over a five year period, representing our estimated period of continuing involvement in the development activities, which ended at March 31, 2013. Any additional payments related to substantive, performance-based milestones that may be received under the agreement regarding implantable cardiac leads will be recognized upon receipt. These revenue recognition policies are more fully described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Critical Accounting Policies and Significant Judgments and Estimates” in Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2012, which we filed with the SEC on August 19, 2013.

Cost of Product Revenues

Cost of product revenues includes the direct costs associated with the assembly and purchase of disposable and reusable components of our ClearPoint system which we have sold, and for which we have recognized the revenue in accordance with our revenue recognition policy. Cost of product revenues also includes the allocation of manufacturing overhead costs and depreciation of loaned systems installed under our ClearPoint Placement Program, as well as write-offs of obsolete, impaired or excess inventory.

Research and Development Costs

Our research and development costs consist primarily of costs associated with the conceptualization, design, testing and prototyping of our ClearPoint system products and our product candidates. This includes: the salaries, travel and benefits of research and development personnel; materials and laboratory supplies used by our research personnel; consultant costs; sponsored contract research and product development with third parties; and licensing costs. We anticipate that, over time, our research and development expenses may increase as we: (1) continue our product development efforts for the ClearTrace system; (2) continue to develop enhancements to our ClearPoint system; and (3) expand our research to apply our technologies to additional product applications. From our inception through March 31, 2013, we have incurred approximately $38 million in research and development expenses.

Product development timelines, likelihood of success and total costs vary widely by product candidate. At this time, given the stage of development of the ClearTrace system and due to the risks inherent in the product clearance and approval process, we are unable to estimate with any certainty the costs that we will incur in the continuing development of that product candidate for commercialization.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of: salaries, sales incentive payments, travel and benefits; share-based compensation; professional fees, including fees for attorneys and outside accountants; occupancy costs; insurance; marketing costs; and other general and administrative expenses, which include corporate licenses, director fees, hiring costs, taxes, postage, office supplies and meeting costs. We expect our selling, general and administrative expenses to increase due to costs associated with the commercialization of our ClearPoint system, increased headcount necessary to support our continued growth in operations, and the operational and regulatory burdens and costs associated with operating as a public company.

Critical Accounting Policies

There have been no significant changes in our critical accounting policies during the three months ended March 31, 2013 as compared to the critical accounting policies described in Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2012, which we filed with the SEC on August 19, 2013.

Results of Operations

Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012

	Three Months Ended March 31,		Percentage
($s in thousands)	2013	2012	Change
Revenues	$1,264	$980	29%
Cost of product revenues	226	102	122%
Research and development costs	771	690	12%
Selling, general and administrative expenses	1,633	1,340	22%
Other income (expense):
Gain on change in fair value derivative liability	1,623	-	NM
Loss on loan modification	(1,356)	-	NM
Other income, net	374	1	NM
Interest expense, net	(99)	(2,323)	(96)%
Net loss	(824)	(3,474)	(76)%

NM= not meaningful

Revenues. Revenues were $1.3 million for the three months ended March 31, 2013, and $980,000 for the same three month period in 2012, an increase of $284,000, or 29%.  License fee revenues related to our license agreements with Boston Scientific were $650,000 during both periods.  During the three months ended March 31, 2013 and 2012, we recorded development service revenues of $154,000 and $108,000, respectively, an increase of 43%.  We do not expect the development service revenues to be a long-term ongoing source of revenues. Product revenues for the three months ended March 31, 2013 were $460,000 compared to $222,000, for the same period in 2012, an increase of $238,000, or 107%.  Approximately $113,000 of the product revenues for the three months ended March 31, 2013 relates to the sale of ClearPoint system reusable components.  ClearPoint system disposable component sales for the three months ended March 31, 2013 were $347,000 compared with $222,000 for the same three month period in 2012, an increase of $125,000, or 56%.  The increase in disposable product sales reflects an increasing number of ClearPoint procedures being performed as adoption of the ClearPoint system continues to increase.

Cost of Product Revenues. Cost of product revenues was $226,000 for the three months ended March 31, 2013, compared to $102,000 for the same three month period in 2012, an increase of 122%. The increase in cost of product revenues was greater than the increase in product revenues due to product mix, as margins on ClearPoint system reusable components are lower than on disposable components. In addition, depreciation expense for loaned systems under our ClearPoint Placement Program increased by $22,000.

Research and Development Costs.  Research and development costs were $771,000 for the three months ended March 31, 2013, compared to $690,000 for the same three month period in 2012, an increase of $81,000, or 12%.  Spending on software development increased by $93,000 and sponsored research costs increased by $80,000. These increases were partially offset by a decrease of $121,000 related to our Key Personnel Incentive Program.  In June 2012, the program participants’ voluntarily and irrevocably relinquished their rights to receive incentive bonus payments related to performance of services under the program, and they correspondingly discharged us of our obligation to make any and all such service-based payments.  Therefore, no related expense was recorded during the three months ended March 31, 2013.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $1.6 million for the three months ended March 31, 2013, compared with $1.3 million for the same three month period in 2012, an increase of $293,000, or 22%. Approximately $186,000 of the increase resulted from higher spending on sales and marketing activities, primarily related to additional sales and clinical support personnel. Share-based compensation was higher by $64,000, and the remainder of the increase related to costs associated with our being a public company.

Other Income (Expense), Net. During the three months ended March 31, 2013 we recorded a $1.6 million gain related to the change in the fair value of the derivative liability associated with the warrants we issued in two equity private placement transactions. The decrease in the fair value of the derivative liability was almost exclusively due to the decrease in our stock price and the impact the lower stock price had on the fair value computation.

During the three months ended March 31, 2013 we recorded a loss of $1.4 million related to the March 2013 loan modification, which included a $1.9 million increase to the principal balance of the note, a decrease in the interest rate from 10% to 5.5%, and the elimination of the note’s conversion feature. The $1.4 million loss we recorded represented the difference between the carrying amount of the note and related accrued interest immediately prior to the loan modification and the fair value of the note immediately following the loan modification.

Net other income was $374,000 for the three months ended March 31, 2013, compared with $1,000 for the same three month period in 2012.  Essentially all of the net other income for the three months ended March 31, 2013 related to negotiated reductions in amounts payable to service providers.

Net interest expense for the three months ended March 31, 2013 was $99,000, compared with $2.3 million for the same three month period in 2012. Approximately $2.0 million of the interest expense during the three months ended March 31, 2012 related to the write-off of debt discounts and deferred financing costs associated with convertible notes that converted into shares of our common stock upon the effectiveness of our Form 10 registration statement in February 2012.   The remainder of the decrease relates primarily to the conversion of convertible notes payable into shares of our common stock in February 2012, which notes payable were outstanding during a portion of the three month period ended March 31, 2012. The decrease in net interest expense is also attributable to a February 2012 loan modification pursuant to which the interest rate on our related party notes payable to Boston Scientific was reduced from 10% to 0%.

Liquidity and Capital Resources

For the three months ended March 31, 2013 and the year ended December 31, 2012, we incurred net losses of $824,000 and $5.9 million, respectively, and the cumulative net loss since our inception through March 31, 2013 was $66.5 million. We expect such losses to continue through at least the year ended December 31, 2013 as we continue to commercialize our ClearPoint system and pursue research and development activities. Net cash used in operations was $2.2 million and $7.4 million for the three months ended March 31, 2013 and year ended December 31, 2012, respectively. Since inception, we have financed our activities principally from the sale of equity securities, the issuance of convertible notes and license arrangements.

Our primary financing activities during the three months ended March 31, 2013 and the year ended December 31, 2012 were:

●	our January 2013 equity private placement, which resulted in net proceeds of $9.8 million;

●	our July 2012 equity private placement, which resulted in net proceeds of $5.5 million;

●	the unit offering we completed in February 2012, which resulted in net proceeds of $4.9 million, $3.4 million of which we received in 2012 and $1.5 million of which we received in 2011.

While we expect to continue to use cash in operations, we believe our existing cash and cash equivalents at March 31, 2013 of $9.2 million, combined with cash generated from product and service revenues, will be sufficient to meet our anticipated cash requirements through at least March 2014. During 2013, we plan to increase our spending on sales and marketing activities as we complete the commercial rollout of our ClearPoint system, from which we expect to increase ClearPoint product revenues. Certain planned expenditures are discretionary and could be deferred if required to do so to fund critical operations. The sale of additional equity or convertible debt securities will likely result in dilution to our current stockholders. To the extent our available cash and cash equivalents are insufficient to satisfy our long-term operating requirements, we will need to seek additional sources of funds, from the sale of additional equity, debt or other securities or through a credit facility, or modify our current business plan. There can be no assurance that we will be able to obtain additional financing on commercially reasonable terms, if at all.

Cash Flows

Cash activity for the three months ended March 31, 2013 and 2012 is summarized as follows:

	Three Months Ended March 31,
($s in thousands)	2013	2012
Cash used in operating activities	$(2,243)	$(1,884)
Cash used in investing activities	(8)	(5)
Cash provided by financing activities	9,829	3,425
Net increase in cash and cash equivalents	$7,578	$1,536

Net cash used in operating activities for both three month periods primarily reflects our net loss for those periods, which was reduced in part by amortization, depreciation and share-based compensation expense, but which increased by the change in deferred revenue.  Net cash used in operating activities for the three months ended March 31, 2013 and 2012 also reflects a use of cash of $810,000 and $333,000, respectively, related to reductions in accounts payable and accrued expenses as we paid down certain outstanding balances.

Net cash provided by financing activities for the three months ended March 31, 2013 relates to the $9.8 million of net proceeds generated from our January 2013 private placement and the $3.4 million of net proceeds during the three months ended March 31, 2012 from our unit offering, which we concluded in February 2012.

Operating Capital and Capital Expenditure Requirements

To date, we have not achieved profitability. We could continue to incur net losses as we commercialize our ClearPoint system products, continue to develop the ClearTrace system, expand our corporate infrastructure and pursue additional applications for our technology platforms. Our cash balances are typically held in a variety of interest bearing instruments, including interest bearing demand accounts and certificates of deposit. Cash in excess of immediate requirements is invested primarily with a view to liquidity and capital preservation.

Because of the numerous risks and uncertainties associated with the development and commercialization of medical devices, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to successfully commercialize our products and complete the development of our product candidates. Our future capital requirements will depend on many factors, including, but not limited to, the following:

●	the cost and timing of expanding our sales, clinical support, marketing and distribution capabilities and other corporate infrastructure;

●	the cost of establishing inventories;

●	the effect of competing technological and market developments;

●	the scope, rate of progress and cost of our research and development activities;

●	the achievement of milestone events under, and other matters related to, our agreements with Boston Scientific and Siemens;

●	the terms and timing of any future collaborative, licensing or other arrangements that we may establish;

●	the cost and timing of any clinical trials;

●	the cost and timing of regulatory filings, clearances and approvals; and

●	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

ITEM 4.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

We have established disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act. Our disclosure controls and procedures are designed to ensure that material information relating to us is made known to our principal executive officer and principal financial officer by others within our organization. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of March 31, 2013 to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required disclosure.

Based on that evaluation, our principal executive officer and principal financial officer had concluded that our disclosure controls and procedures were effective as of March 31, 2013.

However, in connection with the restatement of our condensed financial statements for the three months ended March 31, 2013, as described in Note 6 to the accompanying condensed financial statements, we re-evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2013. As a result of that re-evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of such date.

Changes in Internal Control Over Financial Reporting

During the quarter ended March 31, 2013 there were no changes in our internal control over financial reporting that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. We are committed to a strong internal control environment. Therefore, we are currently taking steps to remediate the accounting error described in Note 6 to the accompanying condensed financial statements. We will disclose any resulting change in our internal control over financial reporting in a future period.

ITEM 6.	EXHIBITS.

The exhibits listed in the accompanying Exhibit Index are filed, furnished or incorporated by reference as part of this Quarterly Report on Form 10-Q.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 19, 2013

MRI INTERVENTIONS, INC.

By:	/s/ K/s/ Kimble L. Jenkins
Kimble L. Jenkins
Chief Executive Officer
(Principal Executive Officer)

By:	/s/ David W. Carlson
David W. Carlson
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation (1)

3.2	Amended and Restated Bylaws (1)

3.3	Third Amended and Restated Investor Rights’ Agreement dated September 20, 2006 (2)

3.4	Form of Subscription Agreement for 10% Secured Convertible Promissory Note Due 2014 (2)

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.

4.2	Specimen of Common Stock Certificate (3)

4.3	Form of 10% Senior Unsecured Convertible Note Due 2012 (2)

4.4

Form of Junior Secured Promissory Note Due 2020, as amended by that certain Omnibus Amendment dated as of April 5, 2011, as further amended by that certain Second Omnibus Amendment dated as of October 14, 2011 (4)

4.5	10% Subordinated Secured Convertible Note Due 2016 issued to Brainlab AG, as amended (4)

4.6	Form of Unsecured Convertible Promissory Note Due 2013, as amended (2)

4.7	Form of 10% Secured Convertible Promissory Note Due 2014 (2)

4.8	Form of Amendment to 10% Senior Unsecured Convertible Note Due 2012 (2)

4.9	Form of Warrant issued to purchasers in the July 2012 private placement to purchase shares of common stock of MRI Interventions, Inc. (5)

4.10	Form of Warrant issued to purchasers in the January 2013 private placement to purchase shares of common stock of MRI Interventions, Inc. (10)

4.11	Amended and Restated Subordinated Secured Note Due 2016, issued to Brainlab AG (11)

10.1+	1998 Stock Option Plan (2)

10.2+	2007 Stock Incentive Plan (2)

10.3+	Amended and Restated Key Personnel Incentive Program (2)

10.4+	2010 Incentive Compensation Plan (2)

10.5+	2010 Non-Qualified Stock Option Plan (2)

10.6

Junior Security Agreement by and between MRI Interventions, Inc. and Landmark Community Bank, in its capacity as collateral agent, dated as of November 5, 2010, as amended by that certain First Amendment dated April 5, 2011, and as further amended by that certain Second Amendment dated October 14, 2011 (2)

10.7	Security Agreement by and between MRI Interventions, Inc. and Landmark Community Bank, in its capacity as collateral agent, dated as of October 14,2011 (2)

10.8+	Form of Indemnification Agreement (2)

Exhibit Number	Description

10.9†

License Agreement by and between SurgiVision, Inc. and The Johns Hopkins University entered into on or around June 20, 1998, as amended by that certain Amendment to License Agreement dated as of January 15, 2000, and as further amended by that certain Addendum to License Agreement entered into on or around December 7, 2004 (2)

10.10†	License Agreement by and between SurgiVision, Inc. and The Johns Hopkins University entered into on or around December 7, 2006 (2)

10.11†

Technology License Agreement dated as of December 30, 2005 by and between SurgiVision, Inc. and Boston Scientific Neuromodulation Corporation (formerly known as Advanced Bionics Corporation), as amended by that certain Omnibus Amendment dated June 30, 2007, as further amended by that certain Omnibus Amendment #2 dated March 19, 2008 (6)

10.12†

System and Lead Development and Transfer Agreement dated as of December 30, 2005 by and between SurgiVision, Inc. and Boston Scientific Neuromodulation Corporation (formerly known as Advanced Bionics Corporation), as amended by that certain Amendment No. 1 dated May 31, 2006, as further amended by that certain Omnibus Amendment dated June 30, 2007, as further amended by that certain Omnibus Amendment #2 dated March 19, 2008 (6)

10.13†	Technology License Agreement dated as of March 19, 2008 by and between SurgiVision, Inc. and Cardiac Pacemakers, Inc. (2)

10.14†	Development Agreement dated as of March 19, 2008 by and between SurgiVision, Inc. and Cardiac Pacemakers, Inc. (2)

10.15†	Cooperation and Development Agreement, dated as of May 4, 2009, by and between SurgiVision, Inc. and Siemens Aktiengesellschaft, Healthcare Sector (6)

10.16	Consulting Agreement with Dr. Paul Bottomley (4)

10.17†	Co-Development and Distribution Agreement dated as of April 5, 2011 by and between SurgiVision, Inc. and Brainlab AG, as amended by that certain First Amendment dated as of July 18, 2011 (6)

10.18†	Master Security Agreement dated April 5, 2011 by and between SurgiVision, Inc. and Brainlab AG (2)

10.19†	Patent License Agreement – Nonexclusive entered into on or around April 27, 2009 by and between SurgiVision, Inc. and National Institutes of Health (2)

10.20†	Master Services and Licensing Agreement dated as of July 20, 2007 by and between SurgiVision, Inc. and Cedara Software Corp., as amended by that certain First Amendment dated January 18, 2011 (6)

10.21†	Exclusive License Agreement entered into on or around June 30, 2008 by and between SurgiVision, Inc. and The Johns Hopkins University (2)

10.22†	Exclusive License Agreement entered into on or around June 30, 2008 by and between SurgiVision, Inc. and The Johns Hopkins University (2)

10.23†	Exclusive License Agreement entered into on or around June 30, 2008 by and between SurgiVision, Inc. and The Johns Hopkins University (2)

Exhibit Number	Description

10.24	Loan Agreement dated as of October 16, 2009 by and between SurgiVision, Inc. and Boston Scientific Corporation (2)

10.25†	Patent Security Agreement dated as of October 16, 2009 by and between SurgiVision, Inc. and Boston Scientific Corporation (2)

10.26†

Research Agreement by and between SurgiVision, Inc. and The University of Utah entered into on or around July 2, 2007, as amended by that certain First Amendment to the Research Agreement entered into on or around January 8, 2008, as further amended by that certain Second Amendment to the Research Agreement dated April 24, 2009, as further amended by that certain Third Amendment to the Research Agreement dated May 1, 2009, as further amended by that certain Fourth Amendment to the Research Agreement entered into on or around February 25, 2010, as further amended by that certain Fifth Amendment to the Research Agreement dated December 31, 2010, and as further amended by that certain Sixth Amendment to the Research Agreement dated November 28, 2011 (6)

10.27

Lease Agreement, dated as of April 21, 2008, by and between Shaw Investment Company, LLC and Surgi-Vision, Inc., as amended by that certain Amendment to Lease dated January 20, 2011, as further amended by that certain Amendment to Lease dated March 26, 2012 (1)

10.29+	SurgiVision, Inc. Cardiac EP Business Participation Plan (2)

10.30+	Cardiac EP Business Participation Plan Award Agreement, dated June 3, 2010, by and between SurgiVision, Inc. and Nassir F. Marrouche (2)

10.31+	Amended and Restated Key Personnel Incentive Award Agreement, dated June 2, 2010, by and between SurgiVision, Inc. and Paul A. Bottomley (2)

10.32+	Key Personnel Incentive Award Agreement, dated June 2, 2010, by and between SurgiVision, Inc. and Paul A. Bottomley (2)

10.33+	Amended and Restated Key Personnel Incentive Award Agreement, dated June 2, 2010, by and between SurgiVision, Inc. and Parag V. Karmarkar (2)

10.34+	MRI Interventions, Inc. 2012 Incentive Compensation Plan (3)

10.35+	MRI Interventions, Inc. 2012 Incentive Compensation Plan Form of Incentive Stock Option Agreement (3)

10.36+	MRI Interventions, Inc. 2012 Incentive Compensation Plan Form of Non-Qualified Stock Option Agreement (3)

10.37†	Amendment No. 1 to Loan Agreement Secured Convertible Promissory Notes and Patent Security Agreement effective February 2, 2012, between MRI Interventions, Inc. and Boston Scientific Corporation (6)

10.38†

Omnibus Amendment No. 3 to Technology License Agreement and System and Lead Development and Transfer Agreement effective February 2, 2012, between MRI Interventions, Inc. and Boston Scientific Neuromodulation Corporation (6)

10.39	Separation Agreement, dated as of May 8, 2012, by and between John Keane and MRI Interventions, Inc. (7)

10.40	Employment Agreement, dated as of June 19, 2012, by and between Kimble L. Jenkins and MRI Interventions, Inc. (8)

Exhibit Number	Description

10.41+	Employment Agreement, dated as of June 19, 2012, by and between Peter G. Piferi and MRI Interventions, Inc. (8)

10.42+	Employment Agreement, dated as of June 19, 2012, by and between David W. Carlson and MRI Interventions, Inc. (8)

10.43+	Employment Agreement, dated as of June 19, 2012, by and between Oscar L. Thomas and MRI Interventions, Inc. (8)

10.44†	Second Amendment to the Master Services and Licensing Agreement, dated as of June 22, 2012, by and between Merge Healthcare Canada Corp. and MRI Interventions, Inc. (9)

10.45	Form of Securities Purchase Agreement by and among MRI Interventions, Inc. and the purchasers named therein (5)

10.46	Form of Registration Rights Agreement by and among MRI Interventions, Inc. and the purchasers named therein (5)

10.47+	Employment Agreement, dated as of November 10, 2012, by and between Robert C. Korn and MRI Interventions, Inc. (12)

10.48+	MRI Interventions, Inc. Non-Employee Director Compensation Plan (12)

10.49	Form of Securities Purchase Agreement by and among MRI Interventions, Inc. and the investors party thereto (10)

10.50	Form of Registration Rights Agreement by and among MRI Interventions, Inc. and the investors party thereto (10)

10.51	Second Amendment to Co-Development and Distribution Agreement, dated March 6, 2013, between MRI Interventions, Inc. and Brainlab AG (11)

31.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934

31.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934

32++

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(b) Under the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

101.INS**	XRBL Instance

101.SCH**	XBRL Taxonomy Extension Schema

101.CAL**	XBRL Taxonomy Extension Calculation

101.DEF**	XBRL Taxonomy Extension Definition

101.LAB**	XBRL Taxonomy Extension Labels

101.PRE**	XBRL Taxonomy Extension Presentation

*	Filed herewith.

**

Pursuant to Rule 406T of Regulation S-T adopted by the SEC, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise are not subject to liability under these sections.

+	Indicates management contract or compensatory plan.

++

This certification is being furnished solely to accompany this Annual Report pursuant to 18 U.S.C. Section 1350, and it is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

†

Confidential treatment granted under Rule 24b-2 under the Securities Exchange Act of 1934. The confidential portions of this exhibit have been omitted and are marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the confidential treatment request.

(1)	Incorporated by reference to the Company's Form 10-Q filed with the Commission on May 11, 2012.

(2)	Incorporated by reference to the Company's registration statement on Form 10 filed with the Commission on December 28, 2011.

(3)	Incorporated by reference to Amendment No. 1 to the Company's registration statement on Form 10 filed with the Commission on February 9, 2012.

(4)	Incorporated by reference to Amendment No. 2 to the Company's registration statement on Form 10 filed with the Commission on February 28, 2012.

(5)	Incorporated by reference to the Company's Form 8-K filed with the Commission on July 6, 2012.

(6)	Incorporated by reference to Amendment No. 3 to the Company's registration statement on Form 10 filed with the Commission on March 15, 2012.

(7)	Incorporated by reference to the Company's Form 8-K filed with the Commission on May 14, 2012.

(8)	Incorporated by reference to the Company's Form 8-K filed with the Commission on June 21, 2012.

(9)	Incorporated by reference to the Company's Form 8-K filed with the Commission on June 26, 2012.

(10)	Incorporated by reference to the Company's Form 8-K filed with the Commission on January 22, 2013.

(11)	Incorporated by reference to the Company's Form 8-K filed with the Commission on March 7, 2013.

(12)	Incorporated by reference to the Company's registration statement on Form S-1 filed with the Commission on February 11, 2013.